

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2014

Via E-mail
Troy C. Patton
Chief Executive Officer
Wind Power Holdings, Inc.
29 Pitman Road
Barre, VT 05641

>   **Re: Wind Power Holdings, Inc.**
>   **Amendment No. 2 to Registration Statement on Form 10**
>   **Filed April 14, 2014**
>   **File No. 001-36317**

Dear Mr. Patton:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Company Overview, page 1

1.   Please expand your response to prior comment 2 to explain to us why you do not believe it is necessary for you to also include in your summary percentages regarding the capacity factor of your turbines.

2.   Please expand your response to prior comment 3 to clarify to us whether the testing you discussed in your response was conducted by Old Northern before you acquired it. If the testing mentioned in your response is not the same one, please revise your filing to disclose the content of the second sentence of the second paragraph of your response to prior comment 3.

Item 15. Financial Statements and Exhibits, page 83

3.   Please file as an exhibit the Purchase and Sale Agreement disclosed on page 58.

Exhibit 10.7

4.   We note your response to prior comment 9. Please tell us the basis for your conclusion that you are not required to file the exhibits and schedules referenced in this exhibit because you do not believe they are material to an investor's understanding of the parties' obligations thereunder. Cite all authority upon which you rely.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Kenneth J. Gordon, Esq., Goodwin Procter LLP